Brooks, Houghton Securities, Inc.

Financial Statements

December 31, 2024

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SEC FILE NUMBER
8-43850

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brooks, Houghton Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Stamford Plaza, 9th Floor
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Centofanti	212-753-1991	kcentofanti@brookshoughton.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Centofanti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brooks, Houghton Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Kevin Centofanti

Title: President

Rafael L Marte

Notary Public

RAFAEL L MARTE
Notary Public, New York State
Reg. No. 01MA602693
Qualified in Bronx County
Commission Expires 10/31/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Brooks, Houghton Securities, Inc.
Index to the Financial Statements
December 31, 2024

Table of Contents

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Shareholder of Brooks, Houghton Securities Inc.,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Brooks, Houghton Securities Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Brooks, Houghton Securities Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brooks, Houghton Securities Inc.'s management. Our responsibility is to express an opinion on Brooks, Houghton Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brooks, Houghton Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as Brooks, Houghton Securities Inc.'s auditor since 2022.

Sugar Land, Texas

March 24, 2025

Brooks, Houghton Securities, Inc.
Statement of Financial Condition
December 31, 2024

ASSETS

Current assets:	
Cash	$ 13,581
Prepaid expenses	3,415
Total Assets	$ 16,996

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 6,625
Total Liabilities	6,625
Shareholders' equity:	
Common stock, designated value - 1,500 shares authorized, 200 shares outstanding	5,000
Additional paid-in-capital	162,195
Accumulated deficit	(156,824)
Total Shareholders' Equity	10,371
Total Liabilities and Shareholders' Equity	$ 16,996

The accompanying notes are an integral part of this statement.

Note 1. Organization

Brooks, Houghton Securities, Inc. (the "Company"), is a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (FINRA) located in Stamford, Connecticut. The Company became a corporation on August 7, 1990. The Company advises small and medium sized clients regarding raising capital. The Company, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission, since the Company does not carry or clear customer accounts.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company provides administrative services to Brooks Houghton & Company Inc., an entity related by common control. This revenue is not considered to be related to a contract with a customer. Revenue is recognized as earned monthly as services are provided, and are payable in arrears each month.

Leases
The Company recognizes and measures any leases in accordance with FASB Accounting Standards Codification ("ASC") 842 and elected not to apply the recognition requirements of ASC 842 for leases with a lease term of 12 months or loss. The Company has determined that it has no leases in excess of a one year term.

Cash and cash equivalents
Cash equivalents may include instruments having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution located in the United States. These balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts. The Company held no cash equivalents at December 31, 2024.

Note 3. Net Capital Requirements

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000, or 6.67% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2024, the Company had net capital of $6,956, which was $1,956 above its required net capital of $5,000. The ratio of aggregate indebtedness to net capital is 0.95 to 1.

Note 4. Related Party Transactions

Pursuant to an agreement between the Company and Brooks, Houghton & Co., Inc., updated October 1, 2020, Brooks, Houghton & Co., Inc. provides the use of its facilities to the Company. Management fees, rent expense, and office expense of $17,800, $1,072 and $14,400, respectively, are included in the accompanying statement of operations. See Note 2 regarding Administrative service fees - related party.

Note 5. Going Concern

The Company has incurred operating losses since commencement of operations. As such, the Company will likely require additional capital. The owner is prepared to contribute capital to the Company, as needed.

Note 6. Income Taxes

The Company is a C-Corporation and files its tax returns annually. The Company evaluates all significant tax positions as required by U.S. GAAP. The Company does not believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize interest and penalties in the provision for taxes.

As of December 31, 2024, the Company has approximately $12,193 of net operating loss carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2043. No federal or state tax benefit has been reported in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $145,000 was not considered likely based upon the Company's losses since inception. Accordingly, the potential tax benefits are fully offset by a valuation allowance of approximately $145,000, or a change of approximately $6,000 in the current year.

Note 7. Concentration of Credit Risk for Cash

The Company maintains its cash balance at one financial institution. The account is insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 8. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including the private placement of securities in non-underwritten unregistered offerings and sale of interest in Hedge funds. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, as a single reportable segment, the CODM manages the business activities using information of the Company as a whole. The revenue and significant categories of expenses regularly reviewed by the CODM are summarized on the accompanying Statement of Operations. Other segment items for the year ended December 31, 2024 are not significant.

Note 9. Subsequent Events

Events have been evaluated for recognition and disclosure through the date these financial statements were issued and the Company determined there were no reportable subsequent events.